Rule:   424 (b)(3)
                                                             File No:  333-72912

                PRICING SUPPLEMENT NO. 14 DATED NOVEMBER 18, 2002
                (To Prospectus Supplement dated November 27, 2001
                    and Prospectus dated November 21, 2001)

                        FLEETBOSTON FINANCIAL CORPORATION
           SENIOR MEDIUM-TERM NOTES, SERIES T (The "Senior Notes") and
       SUBORDINATED MEDIUM-TERM NOTES, SERIES U (The "Subordinated Notes")
                     DUE 9 MONTHS OR MORE FROM DATE OF ISSUE
                                 FIXED RATE NOTE


                              Series T (Senior)  [X]   Series U (Subordinated)[]


Principal Amount:                $250,000,000.00                        CUSIP Number:     33900QBE3

Price to Public:                 Variable price reoffer -   Original Issue Discount (OID) Note:               [ ] Yes   [X]  No
                                  initially at par          -----------------------------------
                                                            Total Amount of OID:
Issue Price (as% of Principal):  99.734%
                                                                      Yield to Maturity:
Net Proceeds:                    $249,335,000.00                      Initial Accrual Period OID:

Trade Date:                      11/18/02
                                                            IF OTHER THAN USD:
Issue Date:                      11/21/02                   Specified Currency:
                                                            Authorized Denominations:


Maturity Date:                   11/30/07                   Option to Receive Payments in Specified Currency: [ ] Yes   [X]  No
                                                            Place of Payment:

Interest Rate:                   4.20% per annum

Interest Rate Calculation Method:       30/360

Interest Payment Dates: Semi-annual  on the 30th of November and May  commencing
                        May 30, 2003

                        If any interest payment date or the maturity date falls on a day that is not a business day, the related payment of principal or interest will be made on the next business day (without any interest or other payment in respect of such delay).

Record Dates:           The date 15  calendar  days  immediately  preceding  the
                        particular interest payment date.

Agent:                  Morgan Stanley & Co. Incorporated
                        Agent's Capacity:  [X] As Principal   [ ] As Agent

Delivery:               DTC # 0050


Redemption:             The Notes may not be redeemed prior to maturity.

Repayment:              The Notes may not be repaid prior to maturity.

Listing:                The Notes will not be listed on any securities exchange.

Additional Terms:

ISIN:                   US33900QBE35
Common Code:            015871261


Book-Entry, Delivery And Form

The Notes will be issued in one or more fully registered global securities (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. We will not issue Notes in certificated form. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States), or Clearstream Banking, societe anonyme ("Clearstream, Luxembourg") or Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), if they are participants of such systems, or, indirectly, through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers' securities accounts in Euroclear's and Clearstream, Luxembourg's names on teh books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. At the present time, The Chase Manhattan Bank acts as U.S. depositary for Euroclear and Citibank, N.A. acts as U.S. depositary for Clearstream, Luxembourg (the "U.S. Depositaries"). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below or in the accompanying prospectus, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

Euroclear advises that it was created in 1968 to hold securities for its participants ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., as operator of the Euroclear System (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters or their affiliates. Indirect access to Euroclear is also available to or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of, or relationship with, persons holding through Euroclear Participants.

Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg Participant either directly or indirectly.

Distributions with respect to Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.


Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between Depository Participants will occur in the ordinary way in accordance with the Depository's rules and will be settled in immediately available funds. Secondary market trading between Euroclear Participants and/or Clearstream Luxembourg Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Euroclear Particttants or Clearstream Luxembourg Participants, on the other, will be effected within the Depository in accordance with the Depository's rules on behalf of the relevant European international clearing system by its U.S. Depository. However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving notes to or from the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Euroclear Participants and Clearstream Luxembourg Particpants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of Notes received in Euroclear or Clearstream, Luxembourg as a result of a transaction with a Depository participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear Participants or Clearstream Luxembourg Participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of Notes by or through a Euroclear Participant or a Clearstream Luxembourg Participant to a Depository participant will be received with value on the Depository settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in the Depository.

Although the Depository, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depository, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.